EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 25, 2005 relating to the consolidated financial statements and financial statement schedules of PNM Resources, Inc. (which reports express unqualified opinions and include explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003 and the change in the actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31), and management's report on the effectiveness of internal control over financial reporting, appearing in and incorporated by reference in the Annual Report on form 10-K of PNM Resources, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP
San Francisco, California
May 17, 2005